Filed Pursuant to Rule 433

Registration Statement (No. 333-268084)

June 17, 2024

NiSource Inc.

$600,000,000 5.200% Notes due 2029

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated June 17, 2024)

Issuer:	NiSource Inc.

Security:	5.200% Notes due 2029 (the “Notes”)

Ratings (Moody’s; S&P; Fitch)*:	Baa2 (stable)/BBB+ (stable)/BBB (stable)

Size:	$600,000,000

Public Offering Price:	99.798% of the principal amount

Maturity Date:	July 1, 2029

Benchmark Treasury:	4.500% due May 31, 2029

Benchmark Treasury Price/Yield:	100-28 3/4 / 4.296%

Spread to Benchmark Treasury:	T+95 basis points

Yield to Maturity:	5.246%

Optional Redemption Terms:

Make-whole call at any time prior to June 1, 2029 (the “Par Call Date”) at a redemption price equal to the greater of: (1)(a) 15 basis points spread over the applicable Treasury Benchmark (calculated to the Par Call Date) less (b) interest accrued to the date of redemption and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Callable on or after the Par Call Date at par plus

accrued and unpaid interest thereon to, but excluding,

the redemption date.

Coupon:	5.200%

Interest Payment Dates:	January 1 and July 1 of each year, beginning January 1, 2025

Initial Interest Accrual Date:	June 24, 2024

Format:	SEC Registered

Transaction Date:	June 17, 2024

Expected Settlement Date**:	June 24, 2024 (T+4)

CUSIP/ISIN:	65473P AS4 / US65473PAS48

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc.

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect to deliver the Notes against payment for the Notes on or about June 24, 2024, which will be the fourth business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next two succeeding business days should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at (888) 603-5847, BNP Paribas Securities Corp., toll-free at (800) 854-5674, KeyBanc Capital Markets Inc., toll-free at (866) 227-6479, MUFG Securities Americas Inc., toll-free at (877) 649-6848 or Scotia Capital (USA) Inc., toll-free at (800) 372-3930.